Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

June 6, 2023

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Brian McAllister, Craig Arakawa, Timothy S. Levenberg and Laura Nicholson

Re:	C3is Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed May 17, 2023
File No. 333-271228

Ladies and Gentlemen,

This letter sets forth the response of C3is Inc. (the “Registrant”) to the comment letter dated June 1, 2023 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 filed with the SEC on May 17, 2023 (the “Amendment No. 1”).

The Registrant has filed Amendment No. 2 to Registration Statement on Form F-1 (the “Amendment No. 2”) with the SEC today via EDGAR responding to the Staff’s comment. In order to facilitate your review, we have repeated the Staff’s comment below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Amendment No. 2. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Amendment No. 1 to Form F-1

Exhibits

1.

With respect to Exhibit 5.1, please obtain and file an opinion without the assumption that there are “sufficient authorized but unissued Common Shares pursuant to its Articles.” Counsel may not assume any of the material facts underlying its opinion. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm.

Response: The Registrant respectfully advises the Staff that it has filed a revised legal opinion as Exhibit 5.1 in response to the Staff’s comment to remove the assumption that there are “sufficient authorized but unissued Common Shares pursuant to its Articles.”

June 6, 2023

*****

Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By: /s/ Finnbarr D. Murphy

Finnbarr D. Murphy

cc: Diamantis Andriotis, C3is Inc.